Exhibit 1.02
Conflict Minerals Disclosure

Ingersoll-Rand plc (the “Company”) has conducted a reasonable country of origin inquiry regarding the minerals specified by Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “conflict minerals”) necessary to the functionality or production of products manufactured by the Company for the fiscal year ended December 31, 2013. The Company exercised due diligence on the source and chain of custody of its conflict minerals using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).
Due Diligence. In accordance with Rule 13p-1, the Company performed due diligence to determine the source and chain of custody necessary to determine the presence of conflict minerals in the Company’s products. The Company designed its due diligence measures to conform in all material respects with the OECD Framework and related supplements for each of the conflict minerals.
The Company, as a purchaser, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined conflict minerals. Identifying the presence of conflict minerals and the origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. Although the smelters and refiners are consolidating points for raw ore and are in the best position in the supply chain to know the origin of the ores, the Company, during this first reporting year, focused its efforts on its suppliers in an effort to build conflict minerals awareness and assess the transparency of its supply chain and make initial identification where possible, of the smelters/refiners in its supply chain.
The discussion below provides the applicable OECD Framework recommendation (in bold/italics) followed by a summary of the Company’s activities in line with the OECD Framework.

1.	Establish Strong Management Systems.

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Adopt and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high risk areas. This policy should incorporate the standards against which due diligence is to be conducted.

The Company adopted a Conflicts Minerals Policy and communicated the policy to suppliers and the public through its website, letters sent to suppliers and customers, telephone calls and web-based training. The policy requires suppliers to perform due diligence and outlines the Company’s expectation of suppliers.

▪	Structure internal management to support supply chain due diligence.
The Company’s conflict minerals compliance implementation for the fiscal year ended December 31, 2013, was managed by a cross-functional team lead by procurement that established a due diligence process, discussed conflict minerals compliance issues and reviewed the status of the diligence process.

▪	Establish a system of controls and transparency over the mineral supply chain.
The Company implemented a process to evaluate commodities and suppliers in the supply chain for potential conflict minerals risk. Supplier agreements were updated to require suppliers and licensees to provide information on their use and source of conflict minerals. The Company focused its efforts on the top 90% of its suppliers by spend for impacted suppliers at the highest level of risk (the “Targeted Suppliers”). The Company requested supply chain information from Targeted Suppliers utilizing templates developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”).

▪	Strengthen company engagement with suppliers. A supply chain policy should be incorporated into contracts and/or agreements with suppliers.
The Company revised its standard terms and conditions for North American suppliers to include a conflict minerals clause and commenced a similar process for other regions. The Company offered training sessions for suppliers regarding the requirements for due diligence reporting.

▪	Establish a company-level, or industry-wide, grievance mechanism as an early warning risk awareness system.
During 2013 the Company established an e-mail address for receiving conflict minerals communications internally and in 2014, established an external e-mail mechanism through the Company’s public website.

2.	Identify and assess risk in the supply chain.

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The Company worked with its commodity and engineering teams to review the commodities necessary for the manufacture of its products to determine the associated level of risk of containing conflict minerals focusing its due diligence efforts on commodities at the highest risk.

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Following the identification of the commodities, the Company required Targeted Suppliers to complete a survey using the EICC-GeSI template at a company level. For 2014, the Company will extend the surveys to a parts level. The Company reviewed survey responses for completeness. In the future, the Company will develop validation criteria and each survey will be assigned a conflict minerals status code to be used in further due diligence. The Company reviewed the aggregate supplier survey responses and reported key metrics as part of its bi-monthly conflict minerals reporting process. The Company intends to implement steps to conduct a review of summary smelter information in future reporting years to determine if the smelter is certified as conflict free or presents a “red flag” as defined by the OECD Guidance.

3.	Design and implement a strategy to respond to identified risks.

▪	Report findings of the supply chain risk assessment to the designated senior management.
The Company routinely provided reports to senior management. In future reporting years, the team intends to add the identified risks and gaps to the report, along with recommendations to reduce risk.

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Devise and adopt a risk management plan. Devise a strategy for risk management by either i) continuing trade throughout the course of measureable risk mitigation efforts; ii) temporarily suspending trade while pursuing ongoing measureable risk mitigation; or iii) disengaging with a supplier after failed attempts at mitigation or where a company deems risk mitigation not feasible or unacceptable.

The Company developed a strategy to systematically reduce the extent of exposure to certain risk and the likelihood of its occurrence. Steps taken include communicating a policy to Targeted Suppliers noting that suppliers must thoroughly document their efforts to determine the source of any conflict minerals or derivatives and be prepared to provide the Company with evidence of the origin of any conflict minerals contained in products supplied to the Company. The strategy uses a documented escalation process for suppliers who fail to respond, which may result in termination of the supplier’s relationship with the Company and/or failure to be considered for future projects with the Company.

▪	Implement the risk management plan, monitor and track performance of risk mitigation efforts and report back to designated senior management.
The Company has implemented its risk management plan and has monitored and tracked responses to its conflict minerals requests as well as its escalation efforts. Senior management is updated regularly.

▪	Undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances.
Additional fact finding, risk assessments and changes in circumstances will take place as part of the Company’s annual review of processes and procedures.

4.
Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain. Companies at identified points in the supply chain should have their due diligence practices audited by independent third parties.

The Company currently reviews public information provided by EICC and GeSI with respect to their Conflict-Free Smelter Program and is considering participation in the Conflict-Free Smelter Program in the future. In 2014, the Company engaged an independent third party to provide a review of the Company’s conflict minerals compliance program including review of its existing conflict minerals policy and due diligence process.

5.	Report on supply chain due diligence. Companies should publicly report on their supply chain due diligence policies and practices.
The Company has complied with its SEC filing requirement regarding its conflict minerals program and due diligence by the filing of this report. The Company has made this report available on its external website at ingersollrand.com/suppliers/conflictminerals and has included its conflict minerals policy and other resources at that web address. The Company continues to refine and improve its conflict minerals policy, questionnaire and processes, and to expand awareness regarding its conflict minerals policies.